BRONCO DRILLING COMPANY, INC.

14313 North May Avenue, Suite 100

Oklahoma City, Oklahoma 73134

March 21, 2006

Via EDGAR and Facsimile

Securities and Exchange Commission

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549

Attn:	H. Roger Schwall
Donna Levy
Mail Stop 7010

Re:	Bronco Drilling Company, Inc.
Registration Statement on Form S-1, File No. 333-131420

Dear Mr. Schwall and Ms. Levy:

Bronco Drilling Company, Inc., a Delaware corporation (the “Company”), pursuant to Rule 461 of the Securities Act of 1933, as amended, respectfully requests the effective date for the above-captioned Registration Statement be accelerated to March 23, 2006 at 5:00 p.m. Washington, D.C. time or as soon thereafter as practicable.

The Company hereby acknowledges that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

(3)	The Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call me at (405) 745-6060 or Seth Molay at Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Very truly yours,

/s/ Karl W. Benzer

Karl W. Benzer

Chief Operating Officer